November 14, 2017                                         Exhibit 99.1

Luxfer Enters into Agreement to Acquire ESM Group’s Specialty Metals Business
SALFORD, England-(BUSINESS WIRE) Luxfer Holdings PLC (NYSE:LXFR), a global materials technology company, announced today that it has entered into an agreement to acquire the Specialty Metals business of ESM Group Inc., including a manufacturing facility in Saxonburg, Pennsylvania USA.
ESM Group is a wholly owned subsidiary of SKW Stahl-Metallurgie Holding AG, a publicly traded German company listed on the Frankfurt Stock Exchange. ESM Group and its affiliate Affival Inc. provide desulfurization reagents, cored-wire products and engineering services to steel industries around the world.
ESM Group’s Saxonburg plant manufactures a range of magnesium-based chips, granules, ground powders and atomized powders. The acquired business will be integrated with Luxfer’s existing powder business that currently offers similar products under the Magnesium Elektron Powder name.
Luxfer CEO Alok Maskara said: “We welcome the Specialty Metals employees to the Luxfer Magtech team. We look forward to working together to strengthen our product portfolio and streamline our operations, while continuing to offer high-quality products and service to our customers.”
SKW CEO Dr. Kay Michel said: “The sale of our Specialty Metals business and our Saxonburg plant allows ESM Group to concentrate on our core business and to focus on our steel customers. Therefore, it´s an important step in line with the current restructuring process of the SKW Group.”
Luxfer and SKW anticipate closing within a few weeks, subject to any necessary approvals and consents to be secured by the parties.

FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 14, 2017. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Group
Luxfer Holdings PLC is an industrial manufacturer of technologically advanced lightweight, high-strength, corrosion-resistant alloys, composites and specialty materials for a wide range of applications in aerospace, industrial, defense, safety and healthcare. For more information, visit www.luxfer.com.

About SKW Stahl-Metallurgie Holding AG and the SKW Metallurgie Group

The SKW Metallurgie Group is a global market leader for chemical additives for hot metal desulphurization and for cored wire and other products for secondary metallurgy. The Group’s products enable steel-makers to efficiently manufacture high-quality steel products. Clients include the world's leading companies in the steel industry. The SKW Metallurgie Group has more than 50 years of metallurgical know-how and currently operates in more than 40 countries. The Group is a leading supplier of Quab specialty chemicals, which are mainly used in the global production of industrial starch for the paper industry. The SKW Metallurgie Group is headquartered in Germany with production facilities in France, the U.S., Canada, Mexico, Brazil, South Korea, Russia, the Peoples' Republic of China and India (joint venture). Shares of SKW Stahl-Metallurgie Holding AG have been listed in the Frankfurt Stock Exchange Prime Standard since December 1, 2006, and since 2011 (conversion to name shares) with ISIN DE000SKWM021.